

Energy Fuels Announces Q3-2016 Results

Lakewood, Colorado – November 3, 2016

Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) ("Energy Fuels" or the "Company"), today reported its financial results for the quarter ended September 30, 2016. The Company's quarterly report on Form 10-Q has been filed with the U.S. Securities and Exchange Commission ("SEC"), and may be viewed on the Electronic Document Gathering and Retrieval System ("EDGAR") at www.sec.gov/edgar.shtml, on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, and on the Company's website at www.energyfuels.com. Unless noted otherwise, all dollar amounts are in US dollars.

Financial and Operational Highlights:
- $8.7 million of total revenue was realized by the Company.
- Gross Profit of $3.0 million from mining and milling operations was realized by the Company, resulting in a 34% Gross Profit margin.
- 150,000 pounds of U_3O_8 sales were completed by the Company pursuant to a long-term contract at an average realized price of $58.00 per pound.
- The Company recovered a total of 350,000 pounds of U_3O_8, during the quarter including 90,000 pounds from Nichols Ranch and 260,000 pounds from conventional sources.
- At September 30, 2016, the Company had $30.6 million of working capital, including cash and cash equivalents of $17.5 million and approximately 570,000 pounds of uranium concentrate inventory.
- A net loss of $8.2 million was realized by the Company, including a $1.4 million impairment of inventory and $6.3 million of development, permitting, and land holding costs primarily related to wellfield construction at the Nichols Ranch ISR Project and continued shaft-sinking and evaluation at the Canyon Project.
- On August 2, 2016, the Company announced a significant maiden resource estimate for its Alta Mesa ISR Project ("Alta Mesa") in South Texas, in a technical report prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). According to the technical report, Alta Mesa contains 1.6 million tons of Measured and Indicated Mineral Resources with an average grade of 0.111% eU_3O_8 containing 3.6 million pounds of uranium, along with 7.0 million tons of Inferred Mineral Resources with an average grade of 0.121% eU_3O_8 containing 16.8 million pounds of uranium. Alta Mesa includes a fully-licensed and constructed ISR processing facility which is currently on care and maintenance.
- The Company has moved 300,000 pounds of contract deliveries previously scheduled for 2017 to November 15, 2016. As a result, the Company is now expected to complete 850,000 pounds of contract deliveries during FY-2016 and 320,000 pounds of long term contract deliveries during FY-2017. In consideration for moving these contract deliveries, the Company provided the customer with a small discount, which will be satisfied by the Company delivering additional uranium to this customer priced at the published October 2016 month-end spot uranium price.
- The Company is also under contract to sell 200,000 pounds of uranium on December 1, 2016. The pricing for this sale will be based on a weekly average of the published spot uranium prices for the 5 weeks prior to the delivery.

- The Company is continuing to pursue significant cost cutting initiatives, including a reduction in scope of certain development initiatives, the sale or abandonment of certain non-core properties and the sale of excess mining equipment and other assets. In addition, at its meeting on November 3, 2016, the Board of Directors decided to reduce their total compensation by 20% and receive one-third of their compensation in cash and two-thirds in restricted share units, thereby resulting in a 33% total reduction in cash compensation.

Project Development Highlights:

- Shaft-sinking and evaluation activities continue at the Canyon Project. The shaft, which is expected to be constructed to a total depth of 1,470 feet, is currently at a depth of approximately 1,250 feet. The underground core and percussion drilling program to further evaluate the Canyon deposit continues.
- On August 18, 2016, the Company reported that it had intercepted several large and high-grade areas of uranium mineralization within the Company's Canyon Mine, including 8.5-feet of mineralization with an average grade of 6.88% eU_3O_8, 48.0-feet of mineralization with an average grade of 1.02% eU_3O_8, and 35-feet of mineralization with an average grade of 1.39% eU_3O_8.
- On October 27, 2016, the Company reported that it had discovered an extensive system of high-grade copper mineralization within the Company's Canyon Mine, with exploration results to date, based on five core holes representing 313 feet of total interception length, averaging 8.75% Cu and one intercept hitting five-feet of 31.69% Cu. As a result, the Company has expanded the current evaluation of the Canyon Mine to include copper and other minerals. The Company expects to complete a new resource estimate for the Canyon Mine in Q1-2017.
- On August 15, 2016, the Company reported that it has intercepted several large and high-grade areas of mineralization within the Company's Nichols Ranch ISR Project, including one hole with 5-feet of mineralization with an average grade of 2.4% eU_3O_8.

Financings & Liquidity Highlights:

- On September 20, 2016, the Company announced the completion of a $15.0 million (gross) bought-deal offering (the "Offering"), including full exercise of the over-allotment option. Pursuant to the Offering, the Company issued 8,337,500 common shares, along with 4,168,750 warrants with an exercise price of $2.45 per share.
- On August 4, 2016, the Company reported that the holders of its floating-rate convertible unsecured subordinated debentures (the "Debentures") approved amendments to the Debentures at a special meeting of the Debentures held on August 4, 2016. The amendments extended the maturity of the Debentures from June 30, 2017 to December 31, 2020, reduced the conversion price from Cdn$15.00 to Cdn$4.15 per common share of the Company, and certain other amendments as described in the press release dated August 4, 2016.

Stephen P. Antony, Energy Fuels' President and CEO stated: "During the last quarter, Energy Fuels continued to execute its business plan in a difficult uranium market. We are particularly pleased with the actions we took during the third quarter, where we strengthened our balance sheet through a $15 million financing and extended the term of our convertible debentures, expanded the high-grade uranium resources at our Nichols Ranch ISR Project in Wyoming, and made some very exciting discoveries at our Canyon Mine in Arizona, including large areas of very high-grade uranium and copper mineralization.

"Our uranium recovery activities are also showing excellent results, as we extracted 90,000 pounds of uranium from eight header-houses at the Nichols Ranch ISR Project and packaged 260,000 pounds from conventional sources. As a result, we are increasing our previous uranium recovery guidance for 2016 from 950,000 pounds to 1,035,000 pounds and increasing our contract sales guidance from 750,000 pounds to 1,050,000 pounds. Although spot uranium prices are now down 45% for the year, the long-term fundamentals for the space remain positive. We don't know when uranium prices will recover, but we believe they will at some point in the future. And when the uranium recovery occurs, we believe it has the potential to happen quickly. In the meantime, Energy Fuels is fortunate to have some protection from persistent low uranium prices, including fixed-price uranium sales contracts for a portion of our production, the potential of copper recovery at our Canyon Mine, and processing revenues at our White Mesa Mill, and we are taking the necessary steps that we believe will allow our shareholders to benefit from future uranium market improvement."

Selected Summary Financial Information:

$000, except per share data	Nine months ended September 30, 2016		Nine months ended September 30, 2016	
Results of Operations:				
Total revenues	$	8,702	$	33,704
Gross profit		2,982		13,121
Net loss		(8,245)		(27,551)
Basic and diluted earnings (loss) per share		(0.14)		(0.52)

$000's	As at September 30, 2016		As at December 31, 2015	
Financial Position:				
Working capital	$	30,641	$	34,869
Property, plant and equipment		38,859		29,069
Mineral properties		92,625		91,031
Total assets		206,332		192,280
Total long-term liabilities		43,518		38,937

Overview

The Company has recovered approximately 630,000 pounds of U_3O_8 during the nine months ended September 30, 2016 and expects to recover approximately 405,000 pounds of U_3O_8 for the final three months of the year, as further described below. Additionally, the Company expects to produce 800,000 pounds in the year ending December 31, 2017.

ISR Uranium Segment

We have extracted and recovered approximately 265,000 pounds of U_3O_8 from our Nichols Ranch Project for the nine months ended September 30, 2016 and expect to extract and recover approximately

70,000 pounds of U_3O_8 from our ISR segment for the final three months of the year. Additionally, the Company expects to produce 350,000 pounds in the year ending December 31, 2017 from Nichols Ranch.

At September 30, 2016, the Nichols Ranch wellfields had eight header houses extracting uranium. The Company plans to complete a ninth header house by the end of 2016. However, until such time that improvement in uranium market conditions is observed or suitable sales contracts can be entered into, the Company intends to defer development of the tenth header house at its Nichols Ranch project and to keep the Alta Mesa Project on care and maintenance.

Permitting of the Jane Dough Property, which is adjacent to Nichols Ranch, is continuing and is expected to be completed in advance of our need to begin wellfield construction. Also, the Hank Project is fully permitted to be constructed as a satellite facility to the Nichols Ranch Plant.

Conventional Uranium Segment
The White Mesa Mill has recovered approximately 365,000 pounds of U_3O_8 during the nine months ended September 30, 2016 primarily from alternate feed materials and milling of previously mined ore from the Pinenut Mine. The Company expects to complete milling the previously mined ore from the Pinenut Mine and certain alternate feed sources during the final three months of the year, producing an additional 335,000 pounds of U_3O_8 by year-end.

The Company expects to recover approximately 450,000 pounds of U_3O_8 during the year ending December 31, 2017 at the White Mesa Mill, including approximately 300,000 pounds of U_3O_8 from dissolved uranium not recovered from previous processing in the mill tailings management system ("Pond Return") and approximately 150,000 pounds of U_3O_8 from alternate feed sources. In addition, during 2017, the Company expects to earn a fee for processing additional quantities of alternate feed material at the White Mesa Mill, returning all finished uranium product to the generator of the feed material. The processing fee earned by the Company is expected to cover the Company's processing cost and provide the Company with a reasonable margin.

Once the recovery activities discussed above are concluded (expected to be in the second half of 2017), the Company expects to place uranium recovery activities at the White Mesa Mill on standby until additional mill feed becomes available. The Mill will continue to dry and package material from the Nichols Ranch Plant and continue to receive and stockpile alternate feed materials for future milling campaigns. Each future milling campaign will be subject to receipt of sufficient mill feed that would allow the Company to operate the Mill on a profitable basis and/or recover a portion of its standby costs.

Evaluation, Permitting and Standby Activities
The Company is continuing shaft sinking activities at the Canyon Project, along with underground drilling to further evaluate the deposit. Through evaluation activities completed to date, the Company has identified zones of high-grade uranium and copper mineralization within the deposit. The best uranium intercepts include 8.5-feet of mineralization with an average grade of 6.88% eU_3O_8, 48.0-feet of mineralization with an average grade of 1.02% eU_3O_8, and 35-feet of mineralization with an average grade of 1.39% eU_3O_8. Five core holes with a total intercept length of 313-feet have averaged 8.75% Cu and one intercept hitting 5-feet of 31.69% Cu. In addition, analytical results demonstrate the existence of silver, zinc, and other minerals in the deposit. The Company is evaluating the potential for recovering copper and other minerals at its White Mesa Mill as value-added byproducts along with the recovery of

uranium. The timing of the Company's plans to extract and process mineralized materials from this project will be based on the results of this additional evaluation work, along with market conditions and available financing.

The Company is selectively advancing certain permits at other of the Company's major conventional uranium projects. The Company plans to continue the licensing and permitting of the Roca Honda Project, a large, high-grade conventional project in New Mexico, maintain required permits at the Company's conventional standby projects including the La Sal Project, and the Daneros Project and complete certain other well-advanced permits on the Sheep Mountain Project in Wyoming, the Daneros Project expansion, and the La Sal Project expansion. All of these projects serve as important pipeline assets for the Company's future conventional production capabilities, as market conditions warrant. The Company will also continue to evaluate the Bullfrog Property at its Henry Mountains Project.

Sales
During the nine months ended September 30, 2016, the Company has completed sales under its existing contracts of 550,000 pounds of U_3O_8. The Company also sold 50,000 pounds of U_3O_8 to a utility based on spot prices at the time of the contract.

The Company is expecting to complete additional sale of 550,000 pounds of U_3O_8 during the three months ending December 31, 2016. We had previously forecasted total sales for the year ending December 31, 2016 of 800,000 pounds of U_3O_8. The additional 350,000 pounds of sales are expected to result from moving 300,000 pounds of deliveries under one of our contracts from the year ending December 31, 2017 to the three months ending December 31, 2016 (representing the final delivery under this contract). In consideration for moving these contract deliveries, the Company provided the customer with a small discount, which will be satisfied by the Company delivering additional uranium to this customer priced at the published October 2016 month-end spot uranium price. The Company also contracted to sell 200,000 pounds of U_3O_8 on December 1, 2016 and 200,000 pounds in each of the years ending December 31, 2017 and 2018, with each delivery being priced at the average spot price per pound of uranium for the five weeks prior to the date of delivery with a small discount. The Company expects to complete these sales from U_3O_8 already in inventory or expected to be recovered from its planned activities discussed above.

The Company is currently monitoring market conditions for additional sales opportunities. Selective additional spot sales may be made as necessary to generate cash for operations and development activities.

In 2017, the Company expects to complete deliveries of 520,000 pounds of U_3O_8 under four contracts, including 320,000 pounds under three long-term contracts and 200,000 pounds under the spot contract discussed above. Of these deliveries, 120,000 pounds represent the final deliveries under one of these contracts. The 2017 deliveries under our contracts are 100,000 pounds lower than previous guidance, as we accelerated the delivery of 300,000 pounds from 2017 to the three months ending December 31, 2016 and added 200,000 pounds of sales under the spot contract, all as discussed above. Selective additional spot sales may be made as necessary to generate cash for operations and development activities.

The Company also continues to pursue new sources of revenue, including expansion of its alternate feed business.

About Energy Fuels: *Energy Fuels is a leading integrated US-based uranium mining company, supplying U_3O_8 to major nuclear utilities. Energy Fuels holds three of America's key uranium production centers, the White Mesa Mill in Utah, the Nichols Ranch Processing Facility in Wyoming, and the Alta Mesa Project in Texas. The White Mesa Mill is the only conventional uranium mill operating in the U.S. today and has a licensed capacity of over 8 million pounds of U_3O_8 per year. The Nichols Ranch Processing Facility is an ISR production center with a licensed capacity of 2 million pounds of U_3O_8 per year. Alta Mesa is an ISR production center currently on care and maintenance. Energy Fuels also has the largest NI 43-101 compliant uranium resource portfolio in the U.S. among producers, and uranium mining projects located in a number of Western U.S. states, including one producing ISR project, mines on standby, and mineral properties in various stages of permitting and development. The Company's common shares are listed on the NYSE MKT under the trading symbol "UUUU", and on the Toronto Stock Exchange under the trading symbol "EFR". The Company's Debentures are listed on the Toronto Stock Exchange under the trading symbol "EFR.DB."*

Conversion from IFRS to U.S. GAAP: *As previously announced, effective January 1, 2016, the Company became a 'U.S. domestic issuer' for SEC reporting purposes and is therefore required to prepare its financial statements in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"). All prior financial statements and selected financial data have been converted from International Financial Reporting Standards ("IFRS") into U.S. GAAP for all periods required to be presented in the financial statements and selected financial data.*

Additional Non-US GAAP Financial Performance Measures: *The Company has included the additional non-US GAAP measure "Gross Profit" in the financial statements and in this news release. Management noted that "Gross Profit" provides useful information to investors as an indication of the Company's principal business activities before consideration of how those activities are financed, sustaining capital expenditures, corporate and exploration and evaluation expenses, finance income and costs, and taxation.*

Stephen P. Antony, P.E., President & CEO of Energy Fuels*, is a Qualified Person as defined by Canadian National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this news release, including sampling, analytical, and test data underlying such disclosure*

Cautionary Statement Regarding Forward-Looking Statements: *This news release contains certain "Forward Looking Information" and "Forward Looking Statements" within the meaning of applicable Canadian and United States securities legislation, which may include, but is not limited to, statements with respect to: the Company being a leading integrated uranium mining company supplying U_3O_8 to major nuclear utilities; any expectations regarding copper or uranium exploration results, quantities or grades at its Canyon Mine or Nichols Ranch Project; the expectation to complete a new resource estimate for the Canyon Mine; the Company's resource estimates and exploration targets, including expected tons and grade, at Alta Mesa; the ability of the Company to successfully perform its alternate feed contracts, including the ability to meet its expected processing costs and margins; production and sales forecasts; the Company's expectations as to longer term fundamentals in the market and price projections; the Company's ability to be able to restart or increase production as market conditions warrant, or otherwise benefit from any future market improvements; expected timelines for the permitting and development of projects; the ability of the Company to recover copper and other minerals at its White Mesa Mill as value-added byproducts; the success of the Company in pursuing new sources of revenue, including expansion of its alternate feed business; the Company's expectations as to expenditures and cost reductions; the Company's ability to preserve its cash resources and maintain its*

resource base; and any other statements regarding Energy Fuels' future expectations, beliefs, goals or prospects. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" "does not expect", "is expected", "is likely", "budget" "scheduled", "estimates", "forecasts", "intends", "anticipates", "does not anticipate", or "believes", or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "have the potential to". All statements, other than statements of historical fact, herein are considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements include risks associated with: the Company being a leading integrated uranium mining company supplying U_3O_8 to major nuclear utilities; any expectations regarding copper or uranium exploration results, quantities or grades at its Canyon Mine or Nichols Ranch Project; the expectation to complete a new resource estimate for the Canyon Mine; the Company's resource estimates and exploration targets, including expected tons and grade, at Alta Mesa; the ability of the Company to successfully perform its alternate feed contracts, including the ability to meet its expected processing costs and margins; production and sales forecasts; the Company's expectations as to longer term fundamentals in the market and price projections; the Company's ability to be able to restart or increase production as market conditions warrant, or otherwise benefit from any future market improvements; expected timelines for the permitting and development of projects; the ability of the Company to recover copper and other minerals at its White Mesa Mill as value-added byproducts; the success of the Company in pursuing new sources of revenue, including expansion of its alternate feed business; the Company's expectations as to expenditures and cost reductions; the Company's ability to preserve its cash resources and maintain its resource base; and the other factors described under the caption "Risk Factors" in the Company's Annual Report on Form 10-K dated March 15, 2016, which is available for review on EDGAR at www.sec.gov/edgar.shtml, on SEDAR at www.sedar.com, and on the Company's website at www.energyfuels.com. Forward-looking statements contained herein are made as of the date of this news release, and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management's estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements. The Company assumes no obligation to update the information in this communication, except as otherwise required by law.

Cautionary note to United States investors concerning estimates of measured, indicated and inferred resources. *This news release contains certain disclosure that has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") classification system. Canadian standards, including NI 43-101, differ significantly from the requirements of U.S. securities laws, and reserve and resource information contained in this news release may not be comparable to similar information disclosed by companies reporting only under U.S. standards. In particular, the term "resource" does not equate to the term "reserve" under SEC Industry Guide 7. **United States investors are cautioned not to assume that all or any of Measured or Indicated Mineral Resources will ever be converted into mineral reserves.***

Investors are cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists or is economically or legally minable. Energy Fuels does not hold any Reserves as that term is defined by SEC Industry Guide 7. Please refer to the section entitled "Cautionary Note to United States Investors Concerning Disclosure of Mineral Resources" in the Company's Annual Report on Form 10-K dated March 15, 2016 for further details.

INVESTOR INQUIRIES:
Energy Fuels Inc.
Curtis Moore
VP – Marketing and Corporate Development
(303) 974-2140 or Toll free: (888) 864-2125
investorinfo@energyfuels.com
www.energyfuels.com